August 14, 2008

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Carthew Bay Technologies Inc. (“Carthew Bay”) for the quarters ended June 30, 2008 and 2007. The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2007 and Management’s Discussion and Analysis for the three months ended June 30, 2008.

Additional information relating to Carthew Bay is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking Statements and Risk Factors

The following discussion contains forward-looking statements that are based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.

Overview and Business of Carthew Bay Technologies

Founded in 1983, Carthew Bay Technologies Inc. (formerly Astris Energi Inc.) had become a leading alkaline fuel cell (AFC) technology company. More than $18 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company ceased being a developer of fuel cell technology with the sale of substantially all of its assets. (see further explanation below).

Based in Toronto, Canada, the Company became public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol CWBYF.

On August 1, 2007 the Company announced that it had completed its previously announced sale of assets to MKU Canada Inc., an Ontario incorporated company which is a wholly owned subsidiary of MKU Cyprus Ltd., formerly referred to as Green Shelters Innovations Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with over US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for Astris to purchase for nominal consideration ($1.00) 4,248,750 shares recently acquired by ACME Global Inc. for US$.08 per share, total US$339,900 ($384,024 Canadian): iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 shares.

As a condition of the sale, Jiri Nor and Anthony Durkacz have resigned both as officers and directors of the Company effective July 31, 2007. Peter Nor has resigned as an officer of the Company effective July 31, 2007. Director Michael Liik has become the new President & CEO and Director Brian Clewes has become the new CFO, Secretary & Treasurer of the Company.

It is Management’s objective to utilize the cash proceeds from the Asset Sale and its US public listing to seek out a new business opportunity. The Company believes that it is in an attractive position to do so given the collective business experience and networks of the new management group as well as Directors.

In addition, the company changed its name to Carthew Bay Technologies Inc. on August 17, 2007 with the Ministry of Government Services Ontario.

Developments after the Sale of Assets

On October 26, 2007, a resolution was passed to approve the issuance of 625,000 Common Shares of the Corporation to settle certain obligations incurred in settlement of it’s Consulting Agreement owing by the Corporation to Ardour Capital Investments LLP or any of its designates.

On November 23, 2007, The Board of Directors approved a motion to provide Management with the authority to negotiate, execute, and deliver a Letter of Intent on substantially the same terms as presented and to execute and deliver the first convertible debenture of US$1.0 million in connection with a proposed RTO transaction with Colorep.

On December 9, 2007 the Company executed a Letter of Intent (“LOI”) with Colorep Inc. (“Colorep”), relating to a transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

Colorep (Rancho Cucamonga, CA) develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”); a privately held employee owned company founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA; and design studios and showrooms in New York City and Charlotte, NC. Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint has been completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

Pursuant to the LOI and subject to the terms thereof, CBT will invest $2 million US$ in two equal tranches into secured debentures (the “Debentures”) of Colorep. The Debentures will bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest will accrue until maturity on April 30, 2008. Subject to certain conditions, CBT is obligated to advance the first $1 million US$ to Colorep upon signing of the LOI and completion of related loan documentation which was completed and advanced February 1, 2008. The second $1 million US$ will be advanced upon execution of a binding share exchange agreement. The LOI further provides that upon receipt of all approvals, such as but not limited to shareholder and regulatory approvals, necessary to conclude the RTO, CBT will, as part of the closing of the RTO, cancel the debentures. There are many conditions associated with the conclusion of the various transactions included as part of the LOI and such conditions include but are not limited to, those conditions elsewhere identified herein; a condition that CBT consolidate its shares pursuant to a formula included as part of the LOI and the completion of the Transprint acquisition by Colorep which occurred January 8, 2008.

Subject to certain extension provisions set out in the LOI, the transactions contemplated there under must be completed prior to April 30, 2008 but no later than June 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of CBT, other than Michael Liik, will resign and will be replaced by between four and six new members.

Execution of the LOI has received the unanimous approval for the Board of Directors of CBT and the LOI was filed on EDGAR on February 6, 2008.

The RTO transaction is subject to M&A/Success Fees of 1.4% of the transaction value or $1,150,000, payable as a combination of cash remaining in CBT immediately prior to the RTO transaction and treasury shares of CBT issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) received by the shareholders of CBT as a consequence of this transaction. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months after closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares, is between $0.70 per share equivalent value (as further described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold (This fee would be payable in treasury shares of CBT on the basis described above). In the event that an appropriate mechanism to issue these shares post-RTO cannot be established in advance, the additional fee would be considered fully earned and payable upon closing of the RTO transaction.

On May 22, 2008, Carthew Bay Technologies entered into a consulting agreement with Macnor Corp and Jiri Nor to provide repair services to a generator previously sold by Astris Energi in 2005 as well as assist in the preparation of filings on behalf of Carthew Bay Technologies for amounts to be claimed for the 2007 Fiscal Year from the Government of Canada under the Scientific Research and Experimental Development Program administered by the Canada Revenue Agency.

On May 23, 2008, Carthew Bay Technologies Executed Agreement and Plan of Merger with Colorep, Inc. and advanced a second US$1.0 Million in respect of the Secured Debenture Financing related thereto.

On July 8m 2008, the Company announced that the closing of the RTO had been pushed out as a consequence of the delay in signing the RTO Agreement (May 23, 2008). In addition, the transaction requires the filing of a registration statement with the SEC by Carthew Bay Technologies. It is currently anticipated that this registration statement will be filed by the end of July 2008 and will require 90 - 120 days for SEC review and comments. Thereafter, the Company will convene a special meeting of shareholders to vote on this transaction. In the event that the shareholders approve same, the transaction will close shortly thereafter. It is likely that the Company will delay its annual meeting to coincide with this special meeting, to avoid duplicating associated costs.

Outlook

This Outlook section contains certain Forward-Looking Statements. By their nature, Forward-Looking Statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding forward-looking statements on page 1.

Given the sale of substantially all of the assets of the Company to MKU Canada Inc., the Company looked to utilize its publicly traded vehicle with remaining cash of approximately $2,600,000, no debt, and substantial tax loss carry forwards, with the sole intention of creating shareholder value. The Company evaluated different proposals before entering into the LOI with Colorep. The Company will continue to keep shareholders apprised through news releases and filings with the relevant Canadian and US securities commissions.

Financial Review

The following is a review of the key performance measurements from the income statement for the years ended June 30, 2008 and June 30, 2007.

Revenue

For the six months ended June 30, 2008, revenue from the sale of fuel cells and related products, contract work and interest was $29,714 compared with $2,618 for the same period in 2007. For the second quarter of 2008, the only revenue was interest earned on cash investments.

Expenses

For the six months ended June 30, 2008, expenses were $1,593,406 compared to $1,260,070 in the same period in 2007.

Net Loss for the six months ended June 30, 2008

Carthew Bay Technologies Inc. reported a net loss of $1,563,692, a loss of $0.03 per share basic and $0.017 per share fully diluted) for the six months ended June 30, 2008 compared to a loss of $1,217,452 (a loss of $0.023 per share basic and diluted) for the six months ended June 30, 2007.

Liquidity and Capital Resources

Carthew Bay Technologies Inc. had an overall cash outflow of $2,345,812 in the first six months of 2008 compared to a cash inflow of $274,676 in the first quarter of 2007. The negative cash flow in 2008 were due to the investment in the Debenture of Colorep Inc. As at June 30, 2008, Carthew Bay Technologies Inc. had assets of $2,221,168 compared to the $1,830,721 in 2007.

Off-balance-sheet Arrangements

Carthew Bay Technologies Inc. does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2008		2007
	Common Shares		Common Shares
	Number	$Value	Number	$Value

Issued at January 1	50,789,682	10,845,648	48,131,669	11,205,002
-in exchange for compensation to
employees
- shares issued in settlement of debt	213,334	12,800
professional fees and expenses from
related parties	22,901,632	1,195,749	1,838,732	151,416
Conversion of advances payable			4,248,750	384,023
Conversion of US$ Debentures			899,281	29,567
Conversion of Can$ Debentures			-	-
	23,114,966	1,208,549	6,986,762	565,007

Balance, end of period	74,529,648	12,054,197	55,118,431	11,770,009

Business Risks

Until the sale of substantially all of its assets Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) was a late-stage development company entering the pilot production phase, and there were a number of relevant business risks at that stage of development, and within the fuel cell industry generally. With the completion of the sale of assets on August 1, 2007, these risks are no longer of concern. Please refer to the MD&A for the nine months ended September 30, 2007 and the MD&A for the year ended December 31, 2007 for a complete description of the risks inherent at those dates.

The Company has never paid dividends and it does not anticipate paying dividends in the foreseeable future.

The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

The Company has authorized an unlimited number of common shares and up to 10,000,000 preferred shares of capital.

Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended June 30, 2008	Three months ended Mar 31, 2008	Three months ended Dec 31, 2007	Three months ended Sept 30, 2007	Total

(expressed in $Cdn)

Revenue	10,776	18,948	NIL	16,826	46,550

Gain (expenses)	(1,374,423)	(218,983)	(163,557)	3,265,798	1,508,835

Income (net loss)	(1,363,657)	(200,035)	(163,557)	3,282,624	1,555,375

Net Income (loss) per Common Share)	(.028)	(.004)	(.003)	0.063	0.027

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)

Consolidated Financial Statements
(Canadian Dollars)
(Unaudited - See Notice to Reader)
June 30, 2008 and 2007

Notice to Reader
Regarding the financial statements for the six months ended June 30, 2008 and 2007

The accompanying consolidated interim balance sheets of Carthew Bay Technologies Inc. as at June 30, 2008 and the consolidated interim statements of operations and deficit and cash flows for the six months then ended have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2007 audited financial statements of Carthew Bay Technologies Inc.

“Brian D. Clewes” Chief Financial Officer

Toronto, Canada
August 14, 2008

CARTHEW BAY TECHNOLOGIES INC.	Statement I
(Formerly Astris Energi Inc.)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	June 30, 2008	Dec 31, 2007	June 30, 2007

Assets
Current
Cash and Short Term deposits	$198,619	$2,544,431	$296,757
Prepaid expenses and deposits	12,500	87,500	122,583
Government Tax receivable	10,049	2,767	32,201
	221,168	2,634,698	451,541
Investment - Colorep Debenture (Note 13)	2,000,000	-	-
Deferred Debenture Financing Costs (Note 11)	-	-	750,387
Property, Plant & Equipment (Note 4)	-	-	550,891

Technology and Patent Costs (Note 4)	-	-	77,903

	$2,221,168	$2,634,698	$1,830,721

Liabilities
Current
Accounts payables and accrued liabilities	$7,000	$82,887	$577,009
Advances payable	-	-	532,700
Derivative liability	-	-	482,298
Unallocated Gov’t grants			271,733
Advances from related parties			50,000
Current portion of obligation under capital lease	-	-	10,554
	$7,000	$82,887	$1,924,292
Long Term
Obligation under capital lease	-	-	22,680
Deferred taxes	-	-	12,743
$Can Con. Debenture @ 10% due April 9, 2009	-	-	167,113
$US Con Debenture @ 10% due April 9, 2009	-	-	429,835
-		-	632,371
	$7,000	$82,887	$2,556,664
Shareholders' Equity (Deficiency)
Share capital (Note 8(a))	12,054,197	10,845,648	11,770,008
Contributed surplus (Note 8(c))	6,170,288	6,152,788	5,183,490
Comprehensive Income			(20,277)
Deficit	(16,010,317)	(14,446,625)	(17,659,165)
	2,214,168	2,551,811	(725,943)

	$2,221,168	$2,634,698	$1,830,721

CARTHEW BAY TECHNOLOGIES INC.	Statement II
(Formerly Astris Energi Inc.)
Consolidated Interim Statement of Operations and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	For the Three months ended June 30, 2008	For the Three months ended June 30, 2007		For the Six months ended June 30, 2008	For the Six months ended June 30, 2007

Revenues
Sales and Interest (Note 10)	$10,766	$	(3,361)	$29,714	$42,618
Total	10,766			29,714	42,618
-				-
Expenses
Research and Development	-		157,410	-	365,236
Gov’t R&D Earned	(40,705)			(40,705)	(247,822)

General and administrative	116,555		285,723	170,398	528,615
Professional fees	1,280,981		194,848	1,445,921	206,999
Options expense	17,500			17,500
Interest and financing costs	92		54,882	292	106,072
Amortization of debenture financing costs	-		189,233	-	378,477
Net currency Gain	-		(120,860)	-	(120,860)
Amortization of long lived assets	-		17,006	-	43,353
	1,374,423		778,242	1,593,406	1,260,070

Net Income (loss) for the period	(1,363,657)		(781,603)	(1,563,692)	(1,217,452)

Deficit, beginning of period	(14,646,660)		(16,877,562)	(14,446,625)	(16,441,713)

Deficit, end of period	$(16,010,317)		(17,659,165)	$(16,010,317)	$(17,659,165)

Loss per common share, basic and diluted	$(0.028)		$(0.014)	$(0.03)	$(0.023)
Weighted Average Common shares Outstanding	51,146,829		52,462,760	51,766,239	48,548,692

CARTHEW BAY TECHNOLOGIES INC.	Statement III
(Formerly Astris Energi Inc.)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	For the three months ended June 30, 2008	For the three months ended June 30, 2007	For the six months ended June 30, 2008	For the six months ended June 30, 2007

Operating
Income (loss) for the period	$(1,363,657)	$(781,603)	$(1,563,692)	$(1,728,113)
Items not requiring cash
Depreciation and amortization of Capital Assets	-	17,006	-	43,353
Amortization of Debenture Financing costs	-	189,233	-	378,477
Options expense	17,500		17,500
Imputed interest - debt discount		218,852
Consulting and professional fees paid in capital stock to related parties	1,190,424	-	1,208,549	151,415
Unrealized foreign currency gain	-	(112,643)	-	(139,097)
-			-
Net change in non-cash working capital balances related to operations (Note 8)	(71,656)	513,833	(8,169)	483,598
	(227,389)	(174,175)	(345,812)	(299,706)
Investing
Purchase of property, plant and equipment	-	(86,701)	-	(87,156)
-		(86,701)		(87,157)
Financing
Deferred taxes	-	(1,283)	-	12,743
Investment - Colorep Debenture (Note 14)	(1,000,000)		(2,000,000)
Repayment of obligations under Capital Lease	-	(2,866)	-	(5.680)
Proceeds from advances payable	-	526,874	-	654,475
Deferred Financing costs and Derivative Liability	-		-
-		522,725	(2,000,000)-	661,538
-
Net increase (decrease) in cash during period	(1,227,389)	261,850	(2,345,812)	274,676

Cash, beginning of period	1,426,008	34,907	2,544,431	22,081

Cash, end of period	$198,619	$296,757	$198,619	$296,757

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

1.        DESCRIPTION OF BUSINESS

Carthew Bay Technologies Inc. (Formerly Astris Energi Inc.) (the “Company”) designed, developed, manufactured and sold alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provide engineering and other services.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  The Company had not earned significant revenues.

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party. MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd. The transaction includes the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares: iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company has exercised the option to reacquire and cancel the 4,248,750 of its own shares. (See Note 6 (e) for additional information.)

With the sale of substantially all of its assets, the Company ceased to be in the development stage. In prior years, the Company reported as a development stage enterprise.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

2.        UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet as at June 30, 2008 and the unaudited statements of operations and deficit and cash flows for the six months ended June 30, 2008 and 2007, have been prepared with Canadian Generally Accepted Accounting Principles (GAAP) on the same basis as the audited consolidated financial statements of the company for the year ended December 31, 2007. These interim financial statements include all adjustments, which, in the opinion of management, are necessary for the fair presentation of the results of operations necessarily indicative of results to be expected for the full year. These unaudited interim financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2007.

3.        SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc., were amalgamated to streamline administrative functions. The amalgamated company continued with the same name as the parent company.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

These consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and reflect the accounts of the Company and its wholly-owned holding company 2062540 Ontario Inc. that in turn holds all the outstanding shares of its foreign subsidiary, Astris s.r.o.

2062540 Ontario Inc. and Astris s.r.o. were sold on August 1, 2007. (See Note 1)

All material inter-company transactions and balances have been eliminated on consolidation.

3.        SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized at the time services are rendered.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. At December 31, 2008 and 2007 the Company had no cash equivalents.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment, where indicated. Amortization is provided over the estimated useful lives of these assets on a straight-line basis, calculated as follows:

Building	40 years
Machinery and equipment	5 years
Furniture and fixtures	10 years
Leasehold improvements	Corresponding lease term

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  The impairment loss would be reflected in the operations of the year when impairment occurs.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first-in first-out basis.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development Costs, Investment Tax Credits and Government Assistance

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined; the associated costs can be identified; technical feasibility has been reached; there is intention to produce or market the product; the future market is clearly defined; and, adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when received. Assistance received or receivable is accounted for using the cost reduction approach.

	2008	2007	2005

Canadian SRED credits	$40,704	$388,886	$-
Czech Republic government grants	-	-	177,715
	$40,704	$388,886	$177,715

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Financial statement items subject to significant management judgment include revenue recognition, the completeness of accounts payable and accrued liabilities, the valuation of convertible debentures, the valuation of stock-based compensation, warrant valuation and future income taxes. Actual amounts could differ from management’s estimates.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

At June 30, 2008, the Company’s financial instruments comprise cash, accounts receivable and accounts payable and accrued liabilities.

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risks.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies that include the payment of small orders by credit card before shipping, the analysis of the financial position of its customers, and the regular review of their credit limit. In addition, before the commencement of a major order, the Company requests a substantial deposit from the customer. These deposits, when received, are recorded as deferred revenue until the order is delivered.

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

Derivative Instruments

The Company issued convertible debentures as part of its financing activities. Accounting for convertible debentures with a debt conversion into shares component based on a varying stock price is covered by SFAS 133 in the United States and Section 3855 of the CICA Handbook in Canada. These sources prescribe when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures. They also specify how financial instrument gains and losses are to be presented and define financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. Details of the accounting for these convertible debentures as derivative instruments are included in note 12.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by Section 3870, the Company applied this change prospectively for new awards granted on or after January 1, 2002. In periods prior to January 1, 2002, the Company recognized no compensation when stock options or warrants were issued to employees or non-employees.

Effective January 1, 2004, the Company adopted the revised accounting recommendations contained in the CICA Handbook Section 3870. Commencing in the fiscal year 2004, the Company recorded compensation expense for stock options granted to employees on or after January 1, 2004, based on the fair value method of accounting. For the year ended December 31, 2007, the amount of compensation cost recognized in income and credited to contributed surplus was $143,241 (2006 - $5,002) (Note 7 (c)).

Comprehensive Income

Income and losses arising from the translation of certain year-end balances in the Company’s foreign subsidiary are insignificant and grouped with currency expense on the consolidated statements of operations and deficit.

Foreign Currency Translation

The Company translates foreign currency denominated transactions and the financial statements of integrated foreign operations using the temporal method. Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the transaction exchange rate, with the exception of amortization, which is translated at historic rates. Foreign currency gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period.

Leases

Leases entered into by the Company as a lessee were classified as capital or operating leases. Leases that transfer substantially the entire risks and benefits incidental to ownership were classified as capital leases. At the inception of a capital lease, an asset and an obligation were recorded at an amount equal to the lesser of the present value of the minimum lease payments and the asset’s fair market value at the beginning of each lease. Rental payments under operating leases are expensed as incurred.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Impairment

The Company has adopted CICA Handbook Section 3063, Impairment of Long-lived Assets. This standard establishes principles for the recognition, measurement and disclosure of the impairment of long-lived assets on a prospective basis. The standard outlines the impairment process and defines the impairment loss as being measured as the excess of the carrying value of the asset over its fair value. The evaluation is performed at the lowest level of a group of assets and liabilities with identifiable cash flows that are independent of those of other assets and liabilities.

Loss per Share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

New Accounting Pronouncements

    (i)     Financial Instruments

On January 1, 2007, the Company adopted CICA Handbook Sections 1530, Comprehensive Income (‘Section 1530’); Section 3251, Equity (‘Section 3251’); Section 3855, Financial Instruments - Recognition and Measurement (‘Section 3855’), Section 3861, Financial Instruments - Disclosure and Presentation (‘Section 3861’) and Section 3865, Hedges (‘Section 3865’).

Section 1530 establishes standards for reporting and presenting comprehensive income, which is the change in equity from transactions and other events during a period from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP. The adoption of Section 1530 did not have a material effect on the Company’s financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and specifies the information that should be disclosed about them. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same periods as those related to the hedged items. The adoption of Sections 3861, 3865 and 3251 did not have a material effect on the Company’s financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.        SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

Section 3855 defines the terms ‘financial instrument,’ ‘financial asset’ and ‘financial liability.’ Under Section 3855, financial assets must be classified into one of four categories: held-for-trading, held to-maturity, loans and receivables and available-for-sale; financial liabilities must be classified into one of two categories: held-for-trading and other financial liabilities. (Capital lease receivables and obligations do not meet the scope of Section 3855, except for the Section’s derecognition and impairment standards.) All derivative instruments, including those that are embedded in, but not closely related to, another contract must be classified as held-for-trading. All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost, using the effective interest method where applicable. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings. Under the adoption of these new standards, the Company designated restricted cash as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, advances payable, derivative liability and convertible debentures are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these standards resulted in the decrease of $507,814 in the fair value of various convertible debt instruments on December 1, 2006 and a corresponding decrease in the deficit of the Company. This decrease in the fair value of the convertible debt will result in increased accretion charges in future periods such that the fair value of the debt will equal its face value at maturity.

(ii)  Non-Monetary Transactions:

Effective January 1, 2006, the Company adopted CICA Handbook Section 3831, Non-monetary Transactions (‘Section 3831’). This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard did not have a material effect on the Company's financial position and results of operations for the fiscal years ended December 31, 2007, 2006 and 2005.

    (iii)  Cash Flow Statements:

In March 2007, the CICA amended Handbook Section 1540, Cash Flow Statements (‘Section 1540’). Paragraph 1540.55 was amended such that cash distributions on financial instruments classified as equity, and the distributions are determined in accordance with a contractual agreement or relevant constating documents, now require disclosure of the extent to which cash distributions are nondiscretionary. The adoption of this amended standard did not have a material effect on the Company's financial position and results of operations for the periods ended June 30, 2008 and 2007.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

(iv)  General Standards of Financial Statement Presentation:

In June 2007, the CICA added paragraphs to Handbook Section 1400, General Standards of Financial Statement Presentation (‘Section 1400’) to include new requirements regarding an entity’s ability to continue as a going concern. The additions to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The adoption of this standard did not have a material effect on the Company's financial position and results of operations for the fiscal years ended December 31, 2008 and 2007.

(v) Inventories

In June 2007, the CICA issued Handbook Section 3031 Inventories (‘Section 3031’). This section supersedes CICA Handbook Section 3030 Inventories, and is based on International Financial Reporting Standard IAS 2, ‘Inventories.’ The Section prescribes the accounting treatment for inventories and applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The Company is currently evaluating the impact of this standard on its financial position, results of operations and cash flows. The Company does not anticipate that the application of Section 3031 will have a material impact on its financial position and results of operations.

(vi)  Financial instruments - disclosures and presentation:

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation. These two new sections replace Section 3861, Financial Instruments - Disclosure and Presentation, which was adopted by the Company in fiscal 2007. Section 3862 includes a complete set of disclosure requirements for financial instruments that revise and enhance the disclosure requirements in Section 3861. Section 3863 contains the standards for presentation of financial instruments and non-financial derivatives and is essentially consistent with the presentation requirements currently found in Section 3861. These two new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of these standards did not have a material effect on the Company’s consolidated financial position or results of operations for the fiscal period ended June 30, 2008.

(vii) Capital disclosures:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures (‘Section 1535’). This new guidance establishes standards for disclosing information about an entity’s capital and how it is managed. This section requires the disclosure of an entity’s objectives, policies and processes for managing capital and information regarding an entity’s compliance or non-compliance with any capital requirements. Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This standard affects disclosure only.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

(viii)	Goodwill and intangible assets:

In January 2008, the CICA issued Handbook section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard will apply to the Company’s interim and annual financial statements beginning January 1, 2009. The Company has not yet determined what the impact of adopting this standard will have on the Company’s consolidated financial statements.

United States generally accepted accounting principles

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the benefit of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 become effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact that FIN 48 will have on its financial statements.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" (FAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FAS 157 become effective as of the beginning of the Company’s 2008 fiscal year. The Company is currently evaluating the impact that FAS 157 will have on its financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), which addresses how to quantify the effect of financial statement errors. The provisions of SAB 108 become effective as of the end of the Company’s 2007 fiscal year. The adoption of SAB 108 did not have a material effect on the Company's reported financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 become effective as of the beginning of the Company’s 2009 fiscal year. The Company is currently evaluating the impact that FAS 159 will have on its financial statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

3.         SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS No. 141R”), replacing SFAS No. 141, Business Combinations (“SFAS No. 141”).  This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.  This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This Statement clarifies that acquirers will be required to expense costs related to any acquisitions.  SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008.  Early adoption is prohibited.  The Company has not yet evaluated the impact, if any, that SFAS No. 141(R) will have on its financial statements.  Determination of the ultimate effect of this pronouncement will depend on the Company’s structure at the date of adoption.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (“SFAS No. 160”).  SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity.  The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement.  SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated.  Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date.  SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented.  Early adoption is prohibited.  The Company currently has no entities or arrangements that will be affected by the adoption of SFAS No. 160.  However, determination of the ultimate effect of this pronouncement will depend on the Company’s structure at the date of adoption.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

4.         PROPERTY, PLANT AND EQUIPMENT
			June 30, 2007
		Accumulated	Net
	Cost	Amortization	Book Value
Property, Plant and Equipment
Land	$128,940	$-	$128,940
Building	243,376	23,248	220,170
Machinery and equipment	317,758	126,710	191,048
Furniture and fixtures	38,198	27,465	10,733
Leasehold improvements	10,939	10,939	-

	$739,253	$188,362	$550,891

All of the Company’s property, plant and equipment were sold in 2007. (See Note 1)

5.         RELATED PARTY TRANSACTIONS AND BALANCES

(a) Amounts owing to Directors and Officers

As at June 30, accounts payables and accrued liabilities included amounts owing to the following persons and companies. These amounts arose from transactions listed in note 4 (b).
	Position	June 30th	Dec 2007

Brian Clewes	Director	-	25,000
Chris Besant	Director	-	25,000
Michael Liik	Director	-	-
-			$50,000

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

 5.        RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)   Directors and Officers

During the periods ended June and December, the Company incurred the following consulting expenses with its directors and officers:

	Position	June 2008	Dec 2007	June 2007

Brian Clewes (“BC”)	Director	6,250	49,005	36,588
Anthony Durkacz (“AD”)	Director and Officer	-	9,059	7,059
Fortius Research and Trading	Controlled by AD	-	48,733	40,400
Arthur Laudenslager	Director	6,250	46,122	33,706
397230 Ontario Inc	Controlled by BC	478,876	40,000	-
Chris Besant	Director	6,250	11,417	-
Howard Drabinsky (“HD”)	Director	-	1,000	-
Lang Michener	For HD	6,250	10,417	-
Rich Callandar (“RC)	Director	6,250	1,000	-
Stirling Partners	Controlled by RC	6,250	10,417	-
Liikfam Holdings Inc.	Controlled by ML	768,750	118,750	50,000
Macnor Corp. re Jiri Nor (i)	Controlled by JN	30,000	93,330	80,000
Macnor Corp. re Peter Nor (i)	Controlled by JN	-	56,000	48,000
Michael Liik (“ML”)	Director	-	36,941	34,941
Jiri Nor (“JN”)	Director and Officer	-	9,059	7,059
		$1,315,126	$541,250	$337,753

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(i)	Jiri Nor and Peter Nor provided services on behalf of Macnor Corp. respectively.

(ii)
397230 Ontario Inc. and Liikfam Holdings Inc. received shares to be held in escrow pending completion of the RTO Transaction in partial settlement of the M&A Success fee as defined in Note 14 of the December 31, 2007 Audited Financial Statements.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian dollars)

6.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $8,975,000. If unused, these tax losses will expire approximately as follows:

2010	1,228,000
2014	2,882,000
2015	3,030,000
2026	1,835,000

In addition, the Company has non-deductible scientific research and development expenditures amounting to approximately $2,120,000 which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $388,886 (2006 - $177,715) (2005 - $420,920).

The tax effect of significant temporary differences is as follows:

	2007	2006

Net income (loss) before income taxes	$1,995,088	($2,120,422)
Statutory income tax rate	36.12%	36.12%
Income tax recovery at statutory rate	720,626	(765,896)
Non-taxable gain	(813,229)	(393,543)
Non-deductible expenses	566,160	779,530
Application of non-capital losses applied	(473,533)	-
Change in valuation allowance	(24)	379,909

Income tax expense	$-	$-

The components of the Company’s net future income tax assets are as follows:

	2007	2006

Statutory income tax rate	33.5%	36.12%
Non-capital losses	$3,006,600	$3,432,484
Scientific research and development expense
($2,120,000)	710,200	635,351
Valuation allowance	(3,716,800)	(4,067,835)

Net future income tax asset	$-	$-

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.        SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)    Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At June 30, 2008 there were 73,904,648 common shares issued and outstanding. (December 31, 2007, 50,789,682) See note 11.

The weighted average number of common shares outstanding during the second quarter of 2008 were 51,766,239. As at December 31, 2007 there were 52,008,940 common shares outstanding. The weighted average number of fully diluted common shares outstanding during 2007 was 90,531,825. The income effect of the potential dilution was $2,813,300. These figures are used for purposes of calculating the net income (loss) per share.

No preferred shares have been issued.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.       SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Common stock issued to settle obligations of the Company to directors, officers and former directors of the Company.

In 2006, the Company issued 2,616,310 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	$	Number	Obligation Settled

Macnor Corp.	January 18, 2006	106,000	651,138	Professional services
	July 26, 2006	4,000	35,048	director fees
	October 25, 2006	16,000	203,189	and reimbursements
	Total	126,000	889,375
David Ramm	January 18, 2006	10,000	61,428	Director fees and
	July 26, 2006	2,000	17,524	reimbursements
	Total	12,000	78,952
Fortius Research and Trading	January 18, 2006	10,000	61,428	Financial consulting,
	July 26, 2006	4,000	35,048	director and expense
	May 18, 2006	37,500	178,291	recovery
	Total	51,500	274,767
A. Laudenslager	July 26, 2006	4,000	35,048	Director fees and
	January 18, 2006	590	3,630	reimbursements
	January 18, 2006	19,768	121,428
	Total	24,358	160,106
Brian Clewes	January 18, 2006	25,465	156,428	Director fees and
	July 26, 2006	4,000	35,048	reimbursements
	Total	29,465	191,476
Gary Brandt	January 18, 2006	8,698	53,428	Director fees and
	July 26, 2006	4,000	35,048	reimbursements
	Total	12,698	88,476

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.       SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Liikfam Holdings Inc.	January 18, 2006	39,512	242,712	Financial consulting,
	May 18, 2006	25,000	118,861	director fees and
	July 26, 2006	29,000	254,096	reimbursements
	October 25, 2006	25,000	317,489

	Total	118,512	933,158

		374,533	2,616,310

In 2007, the Company issued 1,838,732 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	$	Number	Obligation Settled
Liikfam Holdings Inc.	March 16, 2007	41,667	505,982	Director fees
Jiri Nor	March 16, 2007	5,059	61,431	Director fees
Arthur Laudenslager	March 16, 2007	32,103	389,845	Director fees
Michael Liik	March 16, 2007	32,941	400,021	Director fees
Brian Clewes	March 16, 2007	34,586	420,021	Director fees
Anthony Durkacz	March 16, 2007	5,059	61,432	Director fees
		151,415	1,838,732

In the first half of 2008, the Company issued 23,114,966 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

Name	Date	$	Number	Obligation Settled
Liikfam Holdings Inc.	June 26, 2008	718,750	13,638,520	M&A Success Fee
Macnor Corp.	June 26, 2008	30,000	500,000	Consulting Contract
397230 Ontario Ltd.	June 26, 2008	428,879	8,138,112	M&A Success Fee
		1,177,629	22,276,632

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d)    Common stock issued for cash

i) Pursuant to a subscription agreement dated March 3, 2004 with an accredited investor, as defined under the laws of the province of Alberta, the Company issued a private placement of 651,450 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 390,870. The common share purchase warrants are exercisable up to March 4, 2007, each entitling the holder to purchase one common share at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

ii) Pursuant to a subscription agreement dated March 26, 2004 with an accredited investor, as defined under the laws of the province of Ontario, the Company issued a private placement of 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 138,080. The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

iii) Pursuant to a subscription agreement dated June 30, 2004 with an accredited investor, as defined under the laws of the province of Alberta, the Company issued a private placement of 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $CDN 61,100.  The first tranche of common share purchase warrants was exercisable up to October 1, 2005, at $0.80 (U.S.) per share. The second tranche of common share purchase warrants are exercisable up to April 1, 2007 at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

iv) Pursuant to a subscription agreement dated June 3, 2004 with an accredited investor, as defined under the laws of the province of Alberta, the Company issued a private placement 79,630 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 43,000.  The common share purchase warrants are exercisable up to June 30, 2007 each entitling the holder to purchase one common share at $0.80 (U.S.) per share.
v) Pursuant to subscription agreements dated July 26 - 28, 2004 with certain accredited investors, as defined under the laws of the province of Alberta, Canada and the United States of America, the Company issued a private placement 1,694,167 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 660,725. The common share purchase warrants were exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

vi) Pursuant to a subscription agreement dated October 1, 2004, with a U.S. company, the Company issued a private placement 88,900 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 52,000.  The common share purchase warrants are exercisable up to September 30, 2007 each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

d)     Common stock issued for cash (continued)

vii) Pursuant to subscription agreement dated October 8, 2004 with an accredited investor, as defined under the laws of the province of Ontario, Canada, the Company issued a private placement 20,000 units comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 11,500.  The common share purchase warrants are exercisable up to October 8, 2007, each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

viii) Pursuant to a subscription agreement dated December 3, 2004 with a U.S. company, the Company issued a private placement 166,700 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $CDN 62,500.  The common share purchase warrants are exercisable up to December 3, 2007 each entitling the holder to purchase one common share at $0.60 (U.S.) per share.

During the first six months of 2008 and all of 2007 and 2006, there were no shares issued for cash.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e)     Stock option plan

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budgets, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000 shares.

On October 12, 2005, the Board of Directors received approval from shareholders at the Company’s Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000 shares.

On September 6, 2007, in conjunction with the sale of the assets of the Company (see Note 1), the Board of Directors approved the cancellation of all share purchase options that were outstanding at that date. At that same meeting, the Board of Directors approved the granting of new share purchase options as follows:

(i) Stock options granted

The Company issued 7,121,758 Incentive Options to six directors under the following terms: Exercise price US $0.027; expiring September 6, 2012; vesting subject to successful completion of the reverse takeover transaction as described in Note 14.

The Company issued 1,500,000 Settlement Options to former directors and officers under the following terms: Exercise price US $0.021; expiring August 1, 2012; vesting immediately.

The Company issued 508,697 Finders’ Fee Options to a consultant and to a director for introducing the Company to Colorep, Inc. under the following terms: Exercise price US $0.027; expiring November 23, 2012; vesting subject to successful completion of the reverse takeover transaction as described in Note 14.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.            SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e) Stock option plan (continued)

(ii) Stock options exercised

No stock options were exercised during the 2007 or 2006 fiscal year.

(iii) Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.30%; expected life of 5 years; expected volatility of 142%; dividend yield of 0% (2006 - 3.60% - 3.82%; 1 - 5 years; 96% - 112%; 0%, respectively). There were no stock options granted in the first quarter of 2008.

 (iv) Summary table
		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2005	4,043,840	0.25

Options granted	50,000	0.14
Options exercised	-	-
Options expired	(275,000)	0.36

Balance, December 31, 2006	3,818,840	0.24

Options granted	9,130,455	0.0256
Options exercised	-	-
Options cancelled	(3,818,840)	(0.24)

Balance, December 31, 2007	9,130,455	0.0256

Issued June 23, 2008	500,000.035

Balance, June 30, 2008	9,630,455.026

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

7.        SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

e) Common share purchase warrants

The following table illustrates the continuity of the Company’s warrants during 2008 (no warrants were issued in 2008):
Recipient	Issue date	Expiry date	Number	Exercise price US$	Expired during the period	Number outstanding at June 30, 2008

Macnor Corp	27-Jan-05	27-Jan-08	2,000,000	0.75	2,000,000
Macnor Corp	27-Jan-05	27-Jan-08	2,000,000	0.92	2,000,000
Macnor Corp	27-Jan-05	27-Jan-08	1,000,000	1.08	1,000,000
Matthew Chipman	15-Mar-06	15-Mar-09	500,000	0.19		500,000
Michael Sheppard	15-Mar-06	15-Mar-09	500,000	0.19		500,000
Belcor Development Trust	24-Mar-06	22-Mar-09	88,900	0.19		88,900
Belcor Development Corp.	24-Mar-06	22-Mar-09	255,600	0.19		255,600
Alternate Energy Corporation	22-May-06	12-Apr-09	1,500,000	0.19		1,500,000
Ardour Capital Investments	10-Apr-06	9-Apr-09	185,000	0.27		185,000
Cornell Capital Partners	10-Apr-06	9-Apr-09	1,600,000	0.19		1,600,000
Cornell Capital Partners	10-Apr-06	9-Apr-09	600,000	0.20		600,000
Cornell Capital Partners	10-Apr-06	9-Apr-09	1,000,000	0.30		1,000,000
Acme Global Inc.	10-Apr-06	9-Apr-09	366,700	0.19		366,700
Old Debenture Holders	10-Apr-06	9-Apr-09	19,300	0.19		19,300
Acme Global Inc.	10-Apr-06	9-Apr-09	141,132	0.20		141,132
Old Debenture Holders	10-Apr-06	9-Apr-09	5,428	0.20		5,428
Acme Global Inc.	10-Apr-06	9-Apr-09	229,187	0.30		229,187
Old Debenture Holders	10-Apr-06	9-Apr-09	12,063	0.30		12,063
						7,003,310

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

8.        CONSOLIDATED STATEMENTS OF CASH FLOW

a) The net change in non-cash operating working capital balances related to operations comprises the following:

	Three months to June 30, 2008		Three months to June 30, 2007	Six months to June 30, 2008	Six months to June 30, 2007

Decrease (increase) in accounts receivables		$-	$(1,417)	$-	$2,363
Decrease (increase) in prepaid expenses		37,500	8,809	75,000	19,039
Decrease (increase) in investment tax credits		-	(59,698)		-
Decrease (increase) in gov’t receivables		(4,899)	(41,949)	(7,282)	(32,201)
Increase in unallocated gov’t grant			271,733		271,733
Decrease (increase) in inventory		-	3,000	-	32,127
Increase (decrease) in accounts payables		(104,257)	194,586	(75,887)	151,164
Increase (decrease) in deferred revenue		-	(10,628)	-	(10,628)

	$	(71,656)	$513,833	$(8,169)	$483,598

9.         COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current year’s basis of presentation.

 CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

10.       STATEMENT OF EQUITY

	Number of	Consideration	Contributed
	Shares Issued	Amount	Surplus	Deficit	Total

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294
Acquisition of Astris s.r.o. (note 14)	5,000,000	1,955,000	254,000	-	2,209,000
Issued as payment for consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Issued as payment for consulting fees to related parties	1,884,091	454,308	-	-	454,308
Issued as repayment of advances from director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options issued to employees	-	-	21,144	-	21,144
Options issued to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)
Balance, December 31, 2005	37,906,569	10,030,096	4,062,739	(14,321,291)	(228,456)

Issued as payment for consulting fees to non-related parties	2,925,115	496,393	-	-	496,393
Issued as payment for consulting fees to related parties	2,616,310	374,533	-	-	374,533
Options issued for consulting and professional fees to non-related parties	-	-	5,002	-	5,002
Warrants issued to non-related parties	-	-	1,115,749	-	1,115,749
Conversion of $CDN convertible debentures	275,998	20,740	-	-	20,740
Conversion of $US convertible debentures	4,407,677	283,240	-	-	283,240
Loss for the year	-	-	-	(2,120,422)	(2,120,422)

Balance, December 31, 2006	48,131,669	11,205,002	5,183,490	(16,441,713)	(53,221)

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

10.      STATEMENT OF EQUITY (continued)

	Number of	Consideration	Contributed
	Shares Issued	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	48,131,669	11,205,002	5,183,490	(16,441,713)	(53,221)
Issued as payment for consulting
fees to related parties	1,838,732	151,415	-	-	151,415
Conversion of $US convertible debentures	899,281	29,568			29,568
Conversion of Advance payable	4,248,750	384,024			384,024
Redemption of shares owned by dissenting shareholders	(80,000)	(17,083)	12,283		(4,800)
Redemption of shares owned by The ACME Global Inc.	(4,248,750)	(907,278)	813,804		(93,474)
Valuation of Settlement Options			33,568		33,568
Valuation of Incentive Options			99,418		99,418
Valuation of Finders Fee Options			10,225		10,225
Income for the year				1,995,088	1,995,088

Balance, December 31, 2007	50,789,682	10,845,648	6,152,788	(14,446,625)	2,551,811

Issued as payment for consulting fees to related parties	22,901,632	1,195,749			1,195,749
Shares issued in settlement of debt	213,334	12,800			12.800
Valuation of options			17,500		17,500
Loss for the period to June 30, 2008				(1,563,692)	(1.563,692)

Balance, June 30, 2008	73,904,648	12,054,197	6,170,288	(16,010,317)	2,214,168

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

12.      CONVERTIBLE DEBENTURES

(a) $1,500,000 USD Convertible Debentures

On April 10, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with Cornell Capital Partners, LP, referred to as the “Investor”. The Agreement provides for the sale by the Company to the Investor of Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $1,740,002 ($1,500,000 USD) (“Principal Amount”). The Principal Amount is to be funded by the Investor in two tranches $870,001 ($750,000 USD) on April 18, 2006, and $870,001 ($750,000 USD) to be funded, based upon satisfaction of the following conditions: two business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement with the United States Securities and Exchange Commission (the “SEC”). The Debenture matures April 9, 2009, bears interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company's common stock at an exercise price of $.30 per share (ii) 600,000 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 1,600,000 shares of the Company's common stock at an exercise price of $.19 per share.

The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock of the Company during the ten trading days immediately preceding the conversion date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

12.	CONVERTIBLE DEBENTURES (Continued)

(a) $1,500,000 USD Convertible Debentures (Continued)

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at the end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in an unrealized gain or loss and recorded in the income statement as a component of the consolidated statements of operations. The estimated fair value of the derivative liability has been determined using the Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial three year term. The initial fair value of the embedded derivative totalled $1,395,227 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of December 31, 2006, the unaccreted debt discount totalled $1,119,545 which $275,682 had been accreted for the year ended December 31, 2006.

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair value and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $714,819 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using the effective interest method. As of December 31, 2006, the unamortized financing cost totalled $485,085 which $229,734 had been amortized for the year ended December 31, 2006.

All outstanding $1,500,000 USD Convertible Debentures were forgiven on August 1, 2007 (Note 1).

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

12.      CONVERTIBLE DEBENTURES (Continued)

(b) $420,000 Convertible Debentures

On May 30, 2006, the Company entered into a Securities Purchase Agreement, dated as of April 10, 2006 (“Agreement”), with eighteen investors referred to as the “Investors” The Agreement provides for the sale by the Company to the Investors of a Secured Convertible Debenture (the “Debenture”) issued by the Company in the aggregate principal amount of $420,000 (“Principal Amount”). The Debenture matures April 9, 2009, bear interest at 10% per annum with interest payable in cash or, at the Company's option, in shares of common stock provided certain conditions are satisfied. Pursuant to the Agreement, the Investors also received common stock purchase warrants (the “Warrants”) to purchase (i) 253,312 shares of the Company's common stock at an exercise price of $.30 per share (ii) 151,998 shares of the Company's common stock at an exercise price of $.20 per share and (iii) 405,300 shares of the Company's common stock at an exercise price of $.19 per share. The Debenture has an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily volume weighted average price of the common stock during the ten trading days immediately preceding the Conversion Date (as quoted by Bloomberg, LP) per share and provides for anti-dilution protection (in certain circumstances). The Investor may not convert the Debenture or exercise the Warrants to the extent that, after giving effect to such conversion or exercise, as the case may be, the Investor would beneficially own in excess of 4.99% of the number of shares of common stock of the Company outstanding immediately after giving effect to such conversion or exercise, calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Such limitation with respect to such conversion or exercise may be waived by the Investor upon not less than 65 days prior notice to the Company. The Warrants are exercisable for a period of three years. The conversion of the Debenture is subject to an effective registration statement to be filed by the Company.

The Company has determined the conversion feature of the Debenture represents an embedded derivative which would be required to be fair valued and bifurcated from the underlying host debt as derivative liability. The embedded derivative liability will be adjusted to the fair value of the underlying securities at the end of each reporting period. The recorded fair values of the derivative liability can fluctuate significantly based upon the fluctuations in the market value of the underlying securities, as well as the volatility of the stock price during the term used for observation and the term remaining for the warrants. The adjustment to fair value for the derivative liability will result in either an unrealized gain or loss and recorded in the income statement as a component of the Statement of Operations. The estimated fair value of the derivative liability has been determined using Black-Scholes option pricing model using the following assumptions: exercise price based upon the conversion price of the Debenture, historical stock price volatility, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0%; and, an initial 3 year term. The initial fair value of the embedded derivative totalled $311,211 which has been recorded as a derivative liability with the offsetting amount recorded as debt discount. The amount recorded as a debt discount will be accreted as interest expense over the life of the Debenture using an effective interest method. As of December 31, 2006, the unaccreted debt discount totalled $272,296 which $38,915 had been accreted for the year ended December 31, 2006.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

12.      CONVERTIBLE DEBENTURES (continued)

(b) $420,000 Convertible Debentures (continued)

Additionally, the Warrants related to the convertible debenture would be required to be recorded at fair value and accounted for as a financing cost associated with the convertible debenture. The estimated fair value of the related warrants was determined using Black-Scholes option pricing model using the following assumptions: exercise price pursuant to the Agreement, risk free interest rate based upon the five year selected government of Canada benchmark bond yield; dividend yield of 0% and 3 year term. The fair value of the related warrants totalled $106,559 which has been recorded as capitalized financing cost which will be amortized over the life of the Debenture using the effective interest method. As of December 31, 2006, the unamortized financing cost totalled $82,980 of which $23,579 had been amortized for the year ended December 31, 2006.

All outstanding $420,000 Convertible Debentures were forgiven on August 1, 2007 (Note 1).

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING
PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2007, 2006 and 2005 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2007, 2006 and 2005 if US GAAP were employed.

Accounting for future (deferred) income taxes

The significant differences between US GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under US GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2007, 2006 and 2005, the difference in rate determination did not result in any adjustment from Canadian to US GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

CARTHEW BAY TECHNOLOGIES INC.
(Formerly Astris Energi Inc.)
Notes to the Consolidated Financial Statements
June 30, 2008 and 2007
(Canadian Dollars)

14.           INVESTMENT COLOREP DEBENTURE

On February 1, 2008 the Company advanced the first $1 million in respect of the secured debenture financing for Colorep Inc. This tranche is the initial advance of the total $2 million financing contemplated in the previously announce Letter of Intent with Colorep, to be followed by a transaction whereby shares of CARTHEW BAY TECHNOLOGIES INC. will be exchanged for all of the issued and outstanding shares of Colorep. (“RTO”)

There are a number of conditions precedent to both the advance of the second $1 million tranche and completion of the RTO. Colorep has satisfied several of these conditions including the completion of the Transprint USA Inc. acquisition. The significant remaining condition to CBT advancing the second tranche of an additional $1 million is the completion of the definitive share exchange agreement between CBT and Colorep. This second tranche occurred on May 23, 2008.

In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to 1.4% of the Colorep transaction value or $1,150,000, earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) received by the shareholders of the Company as a consequence of the RTO. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months after closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares (with the definition of performance to be established in a formal agreement), is between $0.70 per share equivalent value (as described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold. This fee would be payable in treasury shares of the Company on the basis described above.